Exhibit 99.3

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Issuer

Battle Mountain Gold Inc. (the “Company” or “Battle Mountain”)
Suite 300, 1055 W. Hastings Street
Vancouver, BC V6E 2E9

Item 2: Date of Material Change

February 22, 2017

Item 3: News Release

A news release disclosing the material change was issued by the Company through TheNewswire.com in Vancouver, British Columbia, on February 22, 2017 and filed via SEDAR to the securities commissions in British Columbia, Alberta, Saskatchewan and Ontario.

Item 4: Summary of Material Change

The Company announced shareholder files notice of intent to sell.

Item 5.1 Full Description of Material Change

The Company announces that it has received notice from Gold Standard Ventures Corp. (“Gold Standard”), a control person of the Company, of Gold Standard’s intention to sell up to 16,607,620 common shares of the Company through the facilities of the TSX Venture Exchange or in private transactions.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

No significant facts have been omitted from this report.

Item 8: Executive Officer

Chet Idziszek, President, Chief Executive Officer and Director (604) 331-8772.

Item 9: Date of Report

Dated this 28th day of February 2017.